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                                GREENBERG TRAURIG

                                Metlife Building

                           200 Park Avenue, 15th Floor

                             New York New York 10166


Spencer G. Feldman
(212) 801-9221                                                October 20, 1998

VIA FACSIMILE, FIRST CLASS MAIL AND EDGAR
-----------------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Mr. Richard Wolff, Chief
      Office of Small Business
      Mail Stop 3-4

               Re:  Metalogics, Inc. (the "Company")
                    Registration Statement on Form SB-2 (No. 333-60257)
                    ---------------------------------------------------

Ladies and Gentlemen:

                  On behalf of the Company, we hereby request that the above-referenced Registration Statement be withdrawn at this time. The Registration Statement was not previously declared effective by the staff of the Commission and no securities were sold pursuant to such Registration Statement. The Company's decision to withdraw the Registration Statement was based on the current volatility in the equity market toward initial public offerings of emerging-growth companies.

                  In accordance with Rule 477 under the Securities Act of 1933, as amended, and certain telephone interpretations of the staff, the Company respectfully requests that the registration filing fee previously paid in connection with the Registration Statement be carried forward and taken into account in any subsequent Securities Act filing.

                  Please do not hesitate to contact me (tel: 212-801-9221) or Stephen A. Weiss of this office (tel: 212-801-9253) if you have any questions regarding this letter.

                                               Very truly yours,

                                               /s/ Spencer G. Feldman
                                               ------------------------------
                                               Spencer G. Feldman

SGF:pm
Enclosures
cc:      Mr. William P. Doyle
         Mr. Shelly Singhal